November 24, 2008

Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Tennessee Gas Pipeline Company
Form 10-K for the Fiscal Year Ended December 31, 2007

Dear Mr. Mew:

We received your letter dated November 6, 2008, commenting on the above referenced document.  Below are the comments contained in your letter followed by our responses:

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.
Please revise to provide year to year comparisons for three years of financial statements.  See the Instructions to Item 303 (A) of Regulation S-K.  For example, we expect to see you discuss the results of operations by comparing 2007 with 2006 and 2006 with 2005.  Further, your discussion in MD&A of results as measured in the GAAP financial statement should be no less complete than discussions of the non-GAAP measure EBIT.

Response
We are a 100% owned subsidiary of El Paso Corporation (El Paso) and meet the requirements in General Instruction I (1) of Form 10-K entitling wholly owned subsidiaries to omit certain information in their Form 10-K filings.  Under General Instruction I (2)(a), we are required to present management’s narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items between the most recent fiscal year presented and the fiscal year immediately preceding it. We are otherwise permitted to omit the information required by Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, including MD&A discussions surrounding prior periods.

We use EBIT to assess the overall operating results of our business as noted on page 12 and have provided our year-to-year comparison on this basis; however, we also provide a tabular presentation and supporting explanations that explain the primary reasons for fluctuations in GAAP line items that have significantly changed from the comparative period.  Comparing 2007 to 2006, these GAAP line items include operating revenues, operating expenses, and income taxes.  We determined fluctuations in all other GAAP line items to be immaterial and therefore not requiring further discussion in the periods presented.  Consistent with the Instructions of Item 303 (A) of Regulation S-K, we believe the format in our MD&A enhances a reader’s understanding of our results of operations and is consistent with the requirements in General Instruction I (1) of Form 10-K.

EI Paso Pipeline Group
1001 Louisiana Street Houston, Texas 77002
PO Box 2511 Houston, Texas 77252.2511
tel 713.420.2131

Mr. Andrew Mew
November 24, 2008

2.
Please expand and clarify your discussion of the material changes between comparative periods for those line items having significant impact on operations.  For example, you disclose on page 12 that increases in 2007 revenue were partly due to additional volume under firm transportation contracts yet on page 11 you suggest firm transportation contracts are fixed in nature since customers are obligated to pay monthly reservation fees, regardless of the amount of natural gas transported.  Please quantify the amount of change applicable to firm customers.  See Item 303 (A)(3)(i) of Regulation S-K.

Response
We have provided a tabular analysis and supporting explanations that describe significant fluctuations in GAAP line items which include operating revenue and operating expenses as well as income taxes.  To the extent fluctuations in additional GAAP line items are material in future periods, we would also include those discussions in our MD&A.

Our disclosure on page 11 states the we generate revenue from firm customers not only through reservation charges on reserved capacity in which they subscribe and are obligated to pay a monthly reservation or demand charge regardless of the amount of natural gas they transport or store, but also through usage charges based on the volume of gas actually transported or stored.  Our discussion on page 12 describes increased services revenue in 2007 resulting from higher volumes transported on our firm contracts.  Higher volumes transported on these firm contracts result in higher usage revenues. Total firm transportation and storage revenues increased $24 million ($16 million reservation, $8 million usage) from the year ended December 31, 2006 compared to the same period in 2007.  In future filings, we will provide additional disclosure to enhance our discussion of material changes between comparative periods.

3.
We refer you to the last paragraph on page 11.  To the extent material please provide a more robust explanation of the underlying internal and external factors requiring you to discount long-term contract rates and management’s assessment of the need to continue to further discount regulated tariffs in future periods.  You should include in your discussion the number of contracts renegotiated, the amount of reduction to reservation revenue in the periods presented as well as future periods and the impact this has had on your liquidity and capital resources.  See Item 303(A)(3)(ii) of Regulation S-K.

Response
Our tariff stipulates maximum rates we are allowed to charge our customers.  Although we attempt to recontract at the maximum rates allowed under our tariff, we do enter into firm transportation contracts at amounts that are less than these maximum tariff rates based on the factors described in the second to last paragraph on page 11, including competition driven by state utility deregulation, local distribution company mergers, new pipeline competition, shifts in supply sources, volatility in natural gas prices, demand for short-term capacity and new markets in electric generation.

Mr. Andrew Mew
November 24, 2008

Our rates were consistent between the periods presented; accordingly, we did not disclose the impact of re-negotiated contracts on our 2007 revenues or our liquidity and capital resources as we believe the impact of changes between periods was insignificant.  Based on our historical experience, at the date our Form 10-K was filed, it was our expectation that the market conditions would remain consistent in the future. If in the future we believe market conditions will change significantly, we will make appropriate disclosures with respect to any material impact to our liquidity and capital resources.

Liquidity and Capital Expenditures, page 14

4.
Please disclose how much of the availability under the El Paso credit agreement you are eligible to borrow and how much may be reserved for other El Paso subsidiaries.  Your disclosure states you have no borrowings but is silent with respect to the amount of availability.

Response
We have disclosed that we are an eligible borrower under El Paso’s $1.5 billion credit agreement and are only liable for amounts we directly borrow.  We also disclose as of December 31, 2007, El Paso had approximately $0.3 billion of letters of credit issued and $0.4 billion of debt outstanding under this facility, none of which was issued or borrowed by us. While we do not specifically state that the remaining $0.8 billion is available to us, El Paso, or other participating El Paso subsidiaries, we believe the information is clear to the financial statement readers since we state that we are eligible to borrow under the $1.5 billion facility.  In future filings, we will specifically disclose the remaining capacity available to us under the facility which would supplement our existing disclosure of the total facility and amounts utilized under the facility.

Item 8.  Financial Statements and Supplementary Data, page 16
Consolidated Financial Statements of Cash Flows, page 21

5.
In consideration of your non-current presentation of affiliated notes receivable we remind you to present the gross amount of cash receipts and payments if turnover is not quick and maturity not short, to the extent gross amounts are material.  See paragraph 11 of SFAS No. 95.

Response
Our affiliated notes receivable are due upon demand under their contractual terms as described in the Cash Management Program and Other Notes Receivable section of Footnote 11 to our financial statements.  El Paso uses the cash management program to match short-term cash surpluses and needs of participating affiliates, thus minimizing total borrowings from outside sources and to settle intercompany transactions between participating affiliates. As described in paragraph 13 of SFAS No. 95, Statement of Cash Flows, “items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less.” As further described in Footnote 3 to paragraph 13 of this statement “… amounts due on demand are considered to have maturities of three

Mr. Andrew Mew
November 24, 2008

months or less.”   Accordingly, we have reported the change in our affiliated notes receivable due on demand in our statements of cash flows on a net basis in accordance with the guidance outlined in SFAS No. 95.

Notes to Consolidated Financial Statements, page 23
Revenue recognition, page 25

6.
Please tell us the amount of revenue recognized on gas not used in operations in each of the periods presented.  Also tell us and revise your disclosure to clarify the arrangements where gas volumes are retained, your basis for recognizing revenue and how revenue recognized is presented in your financial statements.

Response
For the three years ended December 31, 2007, 2006 and 2005, the amount of revenue recognized on gas not used in operations was approximately $181 million, $166 million, and $139 million.  Our tariff states that we can retain a fixed percentage of gas not used in operations as a non-negotiable fee-in-kind retained from the volumes tendered for shipment by each of our shippers. This fee-in-kind is in conjunction with the negotiated firm transportation rate also charged and collected from our shippers.  We disclose in Note 8 to our financial statements under Regulatory Matters that our tariff currently provides for a fixed percentage recovery basis for fuel and lost and unaccounted for gas.  As discussed in Note 1 to our financial statements in our revenue recognition accounting policy, revenue on gas not used in operations is recognized in operating revenue when these volumes are retained.  We recognize revenues on these volumes of gas not used in operations at the market price required under our tariff. We will revise our disclosure in future filings to further clarify that gas volumes are retained from our shippers.

7.
Regarding the renegotiated capacity rates disclosed on page 11, please tell us and disclose how you are classifying rate discounts in your statements of operations, the periods impacted and basis in GAAP, as applicable.

Response
In all periods presented, we recognize revenues based on rates specified in the contracts with our customers.  These contractual rates are often lower than the maximum rates allowed by our tariff.  We, consistent with industry practice, refer to the difference between the maximum rates allowed under our tariff and the contractual rate we charge as “discounts”.  However, we do not provide any discounts from our contractual rates that are negotiated with our customers.  As discussed in Note 1 to our financial statements, we state that revenues for all services are based on the thermal quantity of gas delivered or subscribed at a price specified in the contract, and we recognize reservation revenues on firm transported capacity ratably over the contract period regardless of the amount of natural gas that is transported or stored.

Mr. Andrew Mew
November 24, 2008

Item 9A. Controls and Procedures, page 40

8.
Although you are not required to define disclosure controls and procedures you are required to disclose the entire definition when it is included.  We refer you to the disclosure stating your reports are accurate, complete, and timely.  In future filings, please revise to include the entire definition or remove the reference, as applicable.  See Exchange Act Rule 13a-15(e).

Response
In future filings, we will remove the reference “as defined by the Securities and Exchange Act of 1934,” in Item 9A. Controls and Procedures.

9.
We note your statement that a “control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that the objectives of the internal controls system are met.”  Please revise to state clearly, if true, your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response
As noted in Item 9A. Controls and Procedures, we disclose that “our President and Chief Financial Officer concluded that our disclosure controls and procedures are effective at a reasonable level of assurance at December 31, 2007” noting that the Commission staff generally has not objected to that type of disclosure.  We also state that “the design of a control system must reflect the fact there are resource constraints, and the benefits of controls must be considered relative to their costs.”  Additionally, we state that “because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.”  In future filings we will expand our general disclosure relating to the design of a control system to specifically state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our President and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable level of assurance.

In connection with providing these responses, we acknowledge that:

·	we are responsible for the adequacy and accuracy of the disclosure in the filings:

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Andrew Mew
November 24, 2008

Should you have any further questions regarding this letter or need further information to assist you in our review, please contact me at (713) 420-5700.

Sincerely,
/s/ John R. Sult
John R. Sult Senior Vice President, Chief Financial Officer and Controller Tennessee Gas Pipeline Company

Cc:       James C. Yardley, Chairman of the Board and President, Tennessee Gas Pipeline Company
Elaine Pickle, Ernst & Young LLP